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                                                                  Exhibit (a)(9)


NE RESTAURANT COMPANY, INC.                     80A TURNPIKE ROAD
                                                WESTBOROUGH, MA 01581
                                                PHONE: (508) 870-9200
                                                CONTACT: PAUL HOAGLAND,
                                                         CHIEF FINANCIAL OFFICER

FOR IMMEDIATE RELEASE

            NE RESTAURANT COMPANY, INC. COMMENCES TENDER OFFER FOR
                  ALL OUTSTANDING SHARES OF BERTUCCI'S, INC.

     Westborough, MA, May 20, 1998 --- NE Restaurant Company, Inc. ("NERC") announced today that it has commenced, through its wholly owned subsidiary, NERC Acquisition Corp., a tender offer for all outstanding shares of common stock of Bertucci's, Inc. (NASDAQ: BERT) ("Bertucci's") at $10.50 per share, net to the seller in cash, without interest thereon. The Board of Directors of Bertucci's has unanimously approved the offer and recommended that Bertucci's stockholders tender their shares pursuant to offer.

     The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, June 17, 1998, unless the offer is extended.

     The tender offer is being made pursuant to the terms of a previously announced Merger Agreement among NERC, NERC Acquisition Corp. and Bertucci's.
In the merger to occur following consummation of the tender offer, each share of Bertucci's common stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $10.50 in cash.

     The tender offer is conditioned upon, among other things, the tender of Bertucci's shares which, together with the shares beneficially owned by NERC and NERC Acquisition Corp., represent at least ninety percent (90%) of the outstanding shares on a fully diluted basis. NERC currently owns 430,000 shares, or about 4.8% percent of approximately 8,908,621 outstanding shares.
Mr. Joseph Crugnale, the Founder, President and Chief Executive Officer of Bertucci's, has agreed to tender all of the 2,174,772 Bertucci's shares (approximately 24.4% of the outstanding) beneficially owned by him in the offer.

     The tender offer is also conditioned upon the receipt of approximately $128.8 million of cash proceeds from financing commitments to fund the tender offer and the merger, refinance certain existing indebtedness of Bertucci's and of NERC and to pay fees and expenses related to the transaction. NERC has obtained subscriptions from its stockholders and an investment fund sponsored by Jacobson Partners, a New York City firm that sponsors various private investment funds, for $38.8 million of equity securities of NERC. The Chase Manhattan Bank and BankBoston, N.A. committed to arrange or provide $90 million of debt financing in connection with the acquisition. The debt financing is subject to satisfaction of numerous conditions which are described in the tender offer materials.
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     The tender offer is being made only pursuant to the terms and conditions set forth in the tender offer documents which are being filed with the Securities and Exchange Commission today and will be mailed to Bertucci's stockholders as soon as practicable.

     Bertucci's, headquartered in Wakefield, Massachusetts, operates a chain of 85 "Bertucci's Brick Oven Pizzerias" and one "Sal and Vinnie's Sicilian Steakhouse." Bertucci's is a full-service, Italian restaurant featuring original recipe gourmet pizza prepared in brick ovens and other high-quality, moderately-priced Italian foods. The majority of the restaurants are located in the Northeastern and Mid-Atlantic areas with penetration in Chicago, Atlanta and Virginia.

     NERC, headquartered in Westborough, Massachusetts, operates two distinct restaurant concepts: Chili's Grill and Bar ("Chili's") and On The Border ("OTB") restaurants. NERC operates 33 restaurants, including 31 Chili's and two OTB's in five New England states. NERC develops and operates its restaurants under franchise agreements with Brinker International, Inc.